Exhibit 99.1

REGULATED INFORMATION

Nyxoah Reports Third Quarter 2026 Financial and Operating Results

Global net revenue was €9.2 million driven by 29% sequential U.S. net revenue growth PMA supplement submitted to the FDA to expand Genio’s U.S. indication to include Complete Concentric Collapse patients

Mont-Saint-Guibert, Belgium – November 5, 2026, 10:05 pm CET / 4:05 pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company that develops breakthrough treatment alternatives for Obstructive Sleep Apnea (OSA) through neuromodulation, today reported financial and operating results for the third quarter of 2026.

Q3 2026 Financial and Operating Highlights

•	Financials
o	Global net revenue for the third quarter of 2026 was €9.2 million, 19% sequential growth over global net revenue for the second quarter of 2026
o	U.S. net revenue for the third quarter of 2026 was €6.7 million, 29% sequential growth over U.S. net revenue for the second quarter of 2026
•	Leading U.S. commercial indicators
o	80 new surgeons trained in Q3, bringing the total to 342 surgeons trained
o	53 new accounts activated in Q3, bringing the total to 233 active Genio accounts
o	447 patients actively undergoing prior authorization entering Q4
•	Clinical and Regulatory
o	ACCCESS U.S. pivotal study met its co-primary efficacy endpoints and its safety endpoints in Complete Concentric Collapse (CCC) patients, with a 12-month AHI responder rate of 77.2% (p<0.001) and zero device- and procedure-related serious adverse events
o	Submitted a premarket approval (PMA) supplement to the FDA to expand Genio’s U.S. indication to include CCC patients
o	Complete 12-month ACCCESS dataset presented at the International Surgical Sleep Society (ISSS) annual meeting, October 15-16, 2026
•	U.S. reimbursement
o	CMS published its final rule on 2027 facility reimbursement for the Genio procedure
▪	Hospital outpatient (OPPS) reimbursement under C-code C8011 increases from $31,526 to $35,072, or approximately 11%
▪	Ambulatory surgical center (ASC) reimbursement increases from $27,563 to $31,283, or approximately 13%
•	Liquidity
o	As of September 30, 2026, cash, cash equivalents and financial assets amounted to €77.1 million

“We delivered 29% sequential U.S. revenue growth in the third quarter, an acceleration from 22% in the second quarter. Momentum is building as physicians and centers gain experience with Genio. We see this reflected in the growing base of trained surgeons and active accounts in the U.S., and in the positive physician and patient feedback we receive on the Genio system. Our ACCCESS results and our PMA supplement submission could extend Genio to complete concentric collapse patients in the U.S., who have limited treatment options today. We remain confident in our ability to build durable growth in the U.S. and to improve care for OSA patients,” commented Liam Kelly, Nyxoah’s Chief Executive Officer.

Results for the Three Months Ended September 30, 2026

Revenue

Net revenue for the third quarter of 2026 was €9.2 million, compared to €2.0 million in the third quarter of 2025. The increase in net revenue was primarily driven by the continued expansion of U.S. commercialization activities following FDA approval in August 2025, as well as growth in international markets.

Gross Margin

Gross profit for the third quarter of 2026 was €5.8 million driving a gross margin of 63.1%, compared to a gross margin of 60.5% in the third quarter of 2025. The change in gross margin was primarily due to operating leverage on manufacturing-related costs as volumes increase.

Operating Loss

Total operating loss for the third quarter of 2026 was €21.9 million, versus €24.4 million in the third quarter of 2025. The decrease in operating loss reflects higher gross profit and lower research and development expenses as we shift our focus to commercial execution.

Cash Position

Cash, cash equivalents and financial assets totaled €77.1 million at September 30, 2026, compared to €97.8 million at June 30, 2026.

Financial Guidance for the Full Year 2026

•	The Company expects global net revenue for the full year 2026 to be in the range of €33 million to €35 million.
•	The Company expects gross margin for the full year 2026 to be in the range of 60% to 62%.

Conference call and webcast presentation

Company management will host a conference call to discuss financial results on Thursday, November 5, 2026, beginning at 10:30 pm CET / 4:30 pm ET.

A webcast of the call will be accessible via the Investor Relations page of the Nyxoah website or through this link: Nyxoah’s Q3 2026 Earnings Call Webcast. For those not planning to ask a question of management, the Company recommends listening via the webcast.

If you plan to ask a question, please use the following link: Nyxoah’s Q3 2026 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, the Company suggests registering a minimum of 10 minutes before the start of the call.

The archived webcast will be available for replay shortly after the close of the call.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study in 2024 and received approval from the FDA in August 2025, with the treatment of CCC patients included in the warning section of our indications for use.

For more information, please visit http://www.nyxoah.com.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or management’s current expectations regarding the Genio system; the ACCCESS study and the results thereof; the potential advantages of the Genio system; Nyxoah’s goals with respect to the potential use of the Genio system; the PMA supplement submitted to the FDA and the timing and outcome of the FDA review; the Company’s commercialization strategy in the U.S. market; the Company’s results of operations, financial condition, liquidity, performance, prospects, growth, future revenue, future operating expenses, future gross margins and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2026 and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person’s officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS (unaudited) (in thousands)

	For the three months ended September 30		For the nine months ended September 30
	2026	2025	2026	2025
Revenue	9 170	1 972	23 217	4 376
Cost of goods sold	(3 385)	(779)	(9 211)	(1 675)
Gross profit	€5 785	€1 193	€14 006	€2 701
Research and Development Expense	(11 777)	(12 911)	(30 124)	(31 959)
Selling, General and Administrative Expense	(16 019)	(12 702)	(47 011)	(35 765)
Other income/(expense)	143	51	172	166
Operating loss for the period	€(21 868)	€(24 369)	€(62 957)	€(64 857)
Financial income	7 288	1 082	6 199	6 561
Financial expense	(2 942)	(583)	(8 807)	(8 162)
Loss for the period before taxes	€(17 522)	€(23 870)	€(65 565)	€(66 458)
Income taxes	(308)	290	(1 172)	(114)
Loss for the period	€(17 830)	€(23 580)	€(66 737)	€(66 572)

Loss attributable to equity holders	€(17 830)	€(23 580)	€(66 737)	€(66 572)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	(298)	(33)	(297)	197
Total comprehensive loss for the period, net of tax	€(18 128)	€(23 613)	€(67 034)	€(66 375)
Loss attributable to equity holders	€(18 128)	€(23 613)	€(67 034)	€(66 375)

Basic Loss Per Share (in EUR)	€(0.177)	€(0.630)	€(0.992)	€(1.778)
Diluted Loss Per Share (in EUR)	€(0.177)	€(0.630)	€(0.992)	€(1.778)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited) (in thousands)

As at
	September 30 2026	December 31 2025
ASSETS
Non-current assets
Property, plant and equipment	4 168	4 052
Intangible assets	46 820	50 108
Right of use assets	1 843	1 293
Deferred tax asset	10	87
Other long-term receivables	1 825	1 718
	€54 666	€57 258
Current assets
Inventory	4 782	4 660
Trade receivables	7 848	5 254
Contract assets	453	261
Other receivables	2 117	2 209
Other current assets	1 785	828
Financial assets	61 644	18 000
Cash and cash equivalents	15 430	30 001
	€94 059	€61 213
Total assets	€148 725	€118 471

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	7 093	6 505
Share premium	417 252	335 134
Share based payment reserve	13 898	12 395
Other comprehensive income	827	1 124
Retained loss	(371 110)	(306 029)
Total equity attributable to shareholders	€67 960	€49 129

LIABILITIES
Non-current liabilities
Financial debt	34 364	17 670
Lease liability	1 397	637
Provisions	1 405	1 396
Deferred tax liability	68	-
Contract liability	678	681
	€37 912	€20 384
Current liabilities
Financial debt	17 545	23 428
Lease liability	551	779
Trade payables	12 555	13 727
Current tax liability	4 153	3 939
Contract liability	1 416	894
Other liabilities	6 633	6 191
	€42 853	€48 958
Total liabilities	€80 765	€69 342
Total equity and liabilities	€148 725	€118 471

Contacts:

Nyxoah

Loïc Moreau, Interim CFO

IR@nyxoah.com

Rémi Renard, Head of Investor Relations & Corporate Communication

IR@nyxoah.com